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hempitecture®


LIVE
STREAMING

YouTube Live - Investor Update; Today June 10 4:30pm MT

You're invited to join our YouTube Live investor webinar with Founder and CEO Mattie Mead, where we'll share the latest in product development, strategic partnerships, and significant milestones.

Discover how Hempitecture is on its way to becoming a household name in sustainable building materials. Don't miss this opportunity to learn firsthand about our exciting journey and future plans. We'll also have a Q&A session, so come prepared with your questions and join us!

Join YouTube Live Here


hempitecture®
TRULY SUSTAINABLE BUILDING MATERIALS
FOR PEOPLE & PLANET



500+ Investors and counting!

Our Reg CF Equity Round is well underway. BIG things are happening for Hempitecture, which means BIG things for our investors.

Check Out The Wefunder Campaign Here
